Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. Mirant cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and Mirant does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will deliver the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.

Below is a transcript of portions of a May 7, 2010 meeting of the employees of Mirant, which relate to the proposed merger of RRI Energy and Mirant.

Mirant

Moderator: Ed Muller

May 7, 2010

1:00 PM ET

Ed Muller:	Okay. Questions. I have a fair number of them today. They fall into two groups, and I’ll take first a group that relate to the impending merger with RRI. There were a lot of questions. I’ve grouped them so that I don’t answer the same question multiple times.

The first question as I’ve regrouped it. When the merger was announced, both Mirant and RRI stock prices jumped up in the market. Since then, both stocks have come back to the levels seen on April 9. What is your reaction to this and how do you perceive investors’ opinion of the merger?

I think both stocks jumped because investors understood that the annual cost savings of $150 million will create real, measurable value for the stockholders of both companies. I think investors continue to like the merger for that reason. That value will be created.

The decline in the stock prices of both companies, particularly in recent days, has, I think, been a reflection of what’s occurring broadly in the financial markets and the economy, as well as factors in the electricity market that are affecting our peers as well. I don’t think any of the decline in either the stock of RRI or of Mirant reflects any negative, any change in views on the benefits and value of the merger.

And whatever happens in these markets—up and down, whatever happens in Greece—we will achieve the $150 million in cost savings, and the owners, Mirant and RRI, will benefit from those savings.

Next, have the new GenOn board members been determined? And the answer is yes. Under the agreement we reached, each of Mirant and RRI will have five members on the Board of Directors, so it will be a 10-person Board. For RRI, which currently has five directors, all five will become directors of GenOn.

Yesterday, at the annual meeting, one of our directors retired, John Quain, so Mirant today has eight directors. The five who will be directors of GenOn are Terry Dallas, Tom Johnson, Bob Murray, Bill Thacker, and me.

Our next question, what’s our progress on the required regulatory approvals? We need three approvals—from the Federal Energy Regulatory Commission, from the Department of Justice, and from the New York Public Service Commission. We are working on the filings for FERC and the Department of Justice. We made the required filing with the New York Public Service Commission on April 23.

There were several questions that asked why this merger of equals feels like a takeover by RRI, and how will I make sure that people from Mirant don’t feel like outsiders in GenOn. Well, as I said when I spoke to you right after the announcement that we will merge, in a merger of equals, both parties have to compromise. And it is natural for each party to think it’s doing more of the compromising. And I know that many of the people at RRI have the exact same feeling.

I am committed to GenOn taking from each of RRI and Mirant what they do best. I am also committed to GenOn being one company, not a company in which everyone focuses on whether they came from Mirant or from RRI. That is how to make GenOn the best company it can be, and that is also how to make GenOn the best possible workplace for all its employees.

There are questions about employees, including our schedule for deciding who from Atlanta will be asked to go to Houston, severance arrangements, about notice for those who will leave the company. We have committed to deciding by June 11—that is, within 60 days of April 11—who’s going to be doing what. The integration team, co-headed by Bill Holden and Mark Jacobs, have had an orderly process underway. We are almost done deciding who will report to each of the members of the new executive committee, and we will be announcing those people next week.

Those selected will then proceed to decide on those who will report to them, and so through this process of methodically going layer by layer, we will meet our 60-day commitment. As I said before, no one’s job is going to end on June 11. Some jobs will end when we close later this year. Some will end some time after we close, including into some time in 2011. We will give people who will be leaving the company advance notice on a fair basis as we determine our needs.

You can see on the Miranet our severance plan, and you can do an estimate for yourself. Until we know exact dates, we can’t calculate precise amounts. On the subject of severance, I want to reiterate what I’ve said before. We will honor each and every commitment we have made before, and I will honor those.

When will Mirant’s executives leave for Houston? This will vary depending on individuals’ responsibilities. Everyone will not be going at day one. I personally will be going day one to Houston. I will go as soon as we close the merger.

There are questions about when we’ll close and would we close before the end of a quarter? We don’t know yet when we’ll close, but it very well could be before the end of the third or fourth quarter. The accounting organization is well prepared to handle a closing that is not at the end of a quarter.

There are questions about the $150 million in cost savings, about whether the number is arbitrary or, instead, the result of analysis. The answer is this. The $150 million was derived by analyzing the cost structures of both companies. It was not just pulled out of thin air. That we concluded that we could save that much money each year was an important part of our process of deciding whether to pursue the merger. The integration team, co-headed by Bill Holden and Mark Jacobs, is refining those savings and ensuring that we will achieve them.

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Unidentified Participant:	I do have a couple of questions. The first is when do shareholders have to approve the merger?

Ed Muller:	The process for the stockholders to approve the merger is we will file with the—we and RRI will file with the SEC probably toward the very end of May, but we have it ready, a draft proxy prospectus. When the SEC has approved it and we have the other approvals in place, we will go to the shareholders and we will have a meeting of shareholders, very much like the annual meeting that we had yesterday, with the sole purpose of approving the merger. And we will have to give approximately 30 calendar days, 20 business days, notice of that meeting, and so it should be the very last thing we do before we in fact complete the merger.